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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/23 (MM/DD/YY) AND ENDING 10/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: National Bank of Canada Financial Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

65 East 55th Street, 8th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yuri Grabovsky	212.632.8523	yuri.grabovsky@nbf-us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave, Floor 11	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

9/24/03	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Yuri Grabovsky</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>National Bank of Canada Financial Inc</u>, as of <u>10/31</u>, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _(signature)_

Title: Chief Financial Officer

> DIANE LENNON
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01LE6236390
> Qualified in Kings County
> Commission Expires February 28, 2027

(signature)
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Statement of Financial Condition
as of October 31, 2024

NATIONAL BANK OF CANADA FINANCIAL INC.

(SEC I.D. No. 8-39947)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document

NATIONAL BANK OF CANADA FINANCIAL INC.
Table of Contents



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
National Bank of Canada Financial Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of National Bank of Canada Financial Inc. (the "Company") as of October 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Company's auditor since 2023.

New York, New York
December 20, 2024

NATIONAL BANK OF CANADA FINANCIAL INC.
Statement of Financial Condition
As of October 31, 2024
(In Thousands of U.S. Dollars)

Assets

	$
Cash	**9,067**
Securities borrowed	**696,810**
Securities received as collateral	**1,280,982**
Securities owned and derivatives, at fair value ($286,991 pledged under securities financing transactions and $281,934 pledged to a clearing organization)	**734,419**
Securities segregated under federal and other regulations	**30,402**
Deposits with clearing organizations	**60,425**
Receivable from broker-dealers and clearing organizations	**70,261**
Receivable from customers	**9,453**
Receivable from related parties	**80**
Income taxes receivable	**1,589**
Deferred income taxes	**4,910**
Operating lease right-of-use assets	**4,985**
Other assets	**14,201**
	2,917,584

Liabilities

Bank loan payable	**36,271**
Securities loaned	**450,809**
Obligation to return securities received as collateral	**1,280,982**
Securities sold, not yet purchased and derivatives, at fair value	**228,668**
Securities sold under repurchase agreements	**150,000**
Compensation related liability	**27,187**
Payable to broker-dealers and clearing organizations	**33,896**
Payable to customers	**43,785**
Payable to related parties	**7,409**
Lease liability	**5,664**
Accrued expenses and other liabilities	**9,093**
	2,273,764

Stockholder's Equity

Common stock, par value of one cent per share:	
3,000 shares authorized	**-**
1,000 shares issued and outstanding	**-**
Additional paid-in capital	**456,537**
Retained earnings	**187,283**
	643,820
	2,917,584

The accompanying notes are an integral part of these financial statements.

1. Description of the Business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* ("SEA") as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is also a member of the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation and is registered with the Municipal Securities Rulemaking Board. The Company generates principal trading revenue, as well as fee and commission income from investment banking and brokerage services through four business lines, which are: Debt-Capital Markets and Fixed Income; Equity-Capital Markets and Equity Sales & Trading, Global Securities Finances and Investment banking. The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("NBC").

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and the underlying assumptions affect the amounts of assets, liabilities and reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Securities segregated under federal regulations

The company is required to segregate cash or qualified securities for the benefit of customers pursuant to the reserve formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3. On October 31, 2024, qualified securities segregated for regulatory purposes consisted of United States Treasuries of $30,401,987, which represents fair value. These qualified securities are included in Securities segregated under federal and other regulations the Statement of Financial Condition.

Financial Instruments Owned

Financial instruments transactions are recorded on a trade date basis. Profit and loss arising from all financial instruments transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities owned and securities sold, not yet purchased as well as derivatives are recorded at fair value in accordance with the Financial Accounting Standard Board ("FASB")'s *Accounting Standard Codification* ("ASC") 820, "Fair Value Measurement".

2.   Significant Accounting Policies (continued)

Derivative Financial Instruments

The Company enters into various transactions involving derivative financial instruments, including swap, option and futures contracts. These financial instruments are used to manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Receivables from and Payables to Customers, Brokers, Dealers and Clearing Organizations

Receivables from customers, brokers, dealers and clearing organizations consist primarily of securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), and receivables from clearing brokers. Payables to customers, brokers, dealers, and clearing organizations primarily include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive). Brokers and dealers receivables and payables also include net receivables or net payables arising from unsettled trades, Due to their short-term nature, the amounts recognized for customers, brokers and dealers receivables and payables approximate fair value. See Note 6 and 7 for additional information on receivables from and payables to customers, brokers, dealers and clearing organizations.

Securities borrowed and loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash or securities collateral advanced plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender of the securities. Securities loaned transactions require the counterparties to deposit cash or other collateral with the Company as lender of the securities. The Company also enters into securities borrowed transactions where the collateral plus accrued interest delivered or received, is other securities (security-for-security transactions). The Company's accounting policy is to record a balance sheet gross-up entry for security-for-security finance transactions, when the Company is legally the "lender", included within securities received as collateral and obligation or return securities on the Statement of Financial Condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions. The Company applies the practical expedient based on collateral maintenance provisions in estimating the allowance for credit losses for collateralized financing agreements. The allowance for credit losses was not material for the period presented.

2. Significant Accounting Policies (continued)

Repurchase Agreements

Securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded on the statement of financial condition as cash plus accrued interest. The Company monitors the fair value of the repurchase on a daily basis with additional collateral obtained or returned, as necessary. The Company has entered into a tri-party agreement for collateralized financing. As at October 31, 2024, the Company has a liability of $150 million.

The Company has established policies and procedures for mitigating credit risk on repurchase transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Lease Accounting

The Company conducts its operations from leased office facilities In accordance with ASC 842, the Company recognizes a right-of-use (ROU) asset and a corresponding lease liability on its statement of financial condition for its lease arrangements. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate. See Note 10 for further information regarding the Company's leases accounted for under ASC 842.

2. Significant Accounting Policies (continued)

Current Expected Credit Losses (CECL)

The Company accounts for credit losses on financial assets measured at amortized cost in accordance with FASB ASC 326, "Financial Instruments – Credit Losses" ("ASC 326"). ASC 326 prescribes an impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss methodology to estimate the expected credit losses over the entire life of the asset, recorded at inception or purchase.

The Company applies the guidance in ASC 326 to securities borrowed and certain amounts receivable (including those related to securities transactions, securities borrowing and lending transactions and contracts with customers) carried at amortized cost.

The allowance for credit losses is based on the Company's expectation of the collectability of financial assets as provided under the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. For securities borrowed, given the continued marking of the underlying collateral, the Company applies a practical expedient, based on the fair value of the collateral, to measure the allowance for credit losses.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

2. Significant Accounting Policies (continued)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates.

Share-Based Payments

NBCFI participates in the Parent's Restricted Stock Unit (RSU) Plan

Compensation expense is recognized over the service period required for employees to become fully entitled to the award. This period is generally the same as the vesting period, except where the required service period begins before the award date. Compensation expense related to awards granted to employees eligible to retire on the award date is immediately recognized on the award date. Compensation expense related to awards granted to employees who will become eligible to retire during the vesting period is recognized over the period from the award date to the date the employee becomes eligible to retire. As of the first year of recognition, the expense includes cancellation and forfeiture estimates. These estimates are subsequently revised, as necessary. NBCFI uses derivative financial instruments to hedge the risks associated with the plan.

3. Fair Value and Financial Instruments

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and are significant to the overall fair value measurement.

3.   Fair Value and Financial Instruments (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) Exchange-Traded Equity Securities, Exchange-Traded Funds and Exchange-Traded Real Estate Investment Trusts

Exchange-traded equity securities, exchange-traded funds and exchange-traded real estate investment trusts are valued using quoted market prices. Accordingly, all of these exchange-traded securities are categorized in Level 1 of the fair value hierarchy.

(b) Listed Derivative Contracts

Listed derivatives contracts entered into by the Company are actively traded, are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

Fair Value Measurement (continued)

(c) Over-the-Counter ("OTC") Interest Rate Swap Contracts

OTC interest rate swap contracts are valued based on the income approach. This approach is based on a discounted cash flow analysis whereby the value of the security is equal to the net present value of its future cash inflows or outflows. These swap contracts are categorized in Level 2 of the fair value hierarchy.

(d) OTC Total Return Equity Swap Contracts

OTC total return equity swap contracts are valued using the accrual pricing methodology which prices each leg of the swap based on its accrued value. The value of the interest leg is simply the accrued interest, and the value of the equity leg is the difference between the last price of the underlying equity security and its fixing price, times the nominal amount of the shares, plus dividends paid. These swap contracts are categorized in Level 2 of the fair value hierarchy.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using			
	Level 1	**Level 2**	**Level 3**	**Total**
	$	**$**	**$**	**$**
Financial assets				
Securities owned and derivatives				
U.S. Treasury securities	**30,403**	-	-	**30,403**
Exchange-traded equity securities	**674,482**	-	-	**674,482**
Exchange-traded funds	**39,286**	-	-	**39,286**
Exchange-traded options contracts	**20,650**	-	-	**20,650**
	764,821	-	-	**764,821**
Securities received as collateral	**1,280,982**	-	-	**1,280,982**
	2,045,803	-	-	**2,045,803**
Financial liabilities				
Securities sold, not yet purchased and derivatives				
Exchange-traded equity securities	**4,973**	-	-	**4,973**
Exchange-traded options contracts	**223,525**	-	-	**223,525**
Total return equity swap contracts	**-**	**21**	-	**21**
Interest rate swap contracts	**-**	**149**	-	**149**
	228,498	**170**	-	**228,668**
Obligation to return securities received as collateral	**1,280,982**	-	-	**1,280,982**
	1,509,480	**170**	-	**1,509,650**

There were no transfers between all levels of the fair value hierarchy during the year.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g., cash and securities borrowed) approximates fair value because of the relatively short period of time between their origination and expected maturity.

	Carrying Value	Fair Value	Fair Value Measurements Using		
			Level 1	Level 2	Level 3
	$	$	$	$	$
Financial assets					
Cash	**9,067**	**9,067**	**9,067**	**-**	**-**
Securities borrowed	**696,810**	**696,810**	**667,850**	**28,960**	**-**
Deposits with clearing organizations	**60,425**	**60,425**	**60,425**	**-**	**-**
Receivable from broker-dealers and clearing organizations	**70,261**	**70,261**	**-**	**70,261**	**-**
Receivable from customers	**9,453**	**9,453**	**-**	**9,453**	**-**
Receivable from related parties	**80**	**80**	**-**	**80**	**-**
Other assets	**10,349**	**10,349**	**-**	**10,349**	**-**
	856,445	**856,445**	**747,342**	**119,103**	**-**
Financial liabilities					
Bank loan payable to ultimate parent company	**36,271**	**36,271**	**-**	**36,271**	**-**
Securities loaned	**450,809**	**450,809**	**424,039**	**26,770**	**-**
Securities sold under repurchase agreement	**150,000**	**150,000**	**150,000**	**-**	**-**
Payable to broker-dealers and clearing organizations	**33,896**	**33,896**	**-**	**33,896**	**-**
Payable to customers	**43,785**	**43,785**	**-**	**43,785**	**-**
Payable to related parties	**7,409**	**7,409**	**-**	**7,409**	**-**
Accrued expenses and other liabilities	**2,450**	**2,450**	**-**	**2,450**	**-**
	724,623	**724,623**	**574,039**	**150,581**	**-**

3. Fair Value and Financial Instruments (continued)

Risk Management

(a) Position Risk and Interest Rate Risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with related parties. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As of October 31, 2024, the Company's greatest concentration of credit risk is from amounts totaling $1,836 that are receivable from National Bank of Canada Financial Group Inc. (NBCFG) (see Note 8).

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include swap, futures, forward or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value.

Derivative financial instruments used for purposes other than trading are carried at fair value. The Company has entered into total return equity swaps with NBC to economically hedge the Company's exposure arising from an employee compensation plan linked to the future fluctuation of NBC's stock price

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

Notional amounts of derivative financial instruments by remaining maturity as of October 31, 2024, are as follows:

	One Year or Less	One to Five Years	Total Contracts
	$	$	$
Equity derivatives			
OTC contracts			
Total return equity swap contracts	**15,261**	**-**	**15,261**
Exchange-traded contracts			
Long options contracts	**881,138**	**-**	**881,138**
Short options contracts	**880,870**	**-**	**880,870**
	1,777,269	**-**	**1,777,269**
Interest rate derivatives			
OTC contracts			
Interest rate swap contracts	**419,702**	**4,400**	**424,102**
	2,196,971	**4,400**	**2,201,371**

.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

During the year ended October 31, 2024, the month-end notional amounts of derivative financial instrument contracts entered into by the Company have fluctuated in the range of $2,201,371 to $30,307,480.

Fair values of derivative financial instruments as of October 31, 2024, are as follows:

	Assets	Liabilities
	$	$
Equity derivatives		
OTC contracts		
Total return equity swap contracts	**-**	**21**
Exchange-traded contracts		
Options contracts	**20,650**	**223,525**
	20,650	**223,546**
Interest rate derivatives		
OTC contracts		
Interest rate swap contracts	**162**	**311**
	162	**311**
Total derivatives	**20,812**	**223,858**
Netting	**(162)**	**(162)**
	20,650	**223,696**

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

Interest rate swap contracts entered into with NBC are subject to daily variation margin cash settlements.

(In Thousands of U.S. Dollars)

4. Securities Financing

Securities borrowed and securities loaned transactions are presented on the statement of financial condition except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the fair value of securities loaned.

The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest on such transactions when conducted with unrelated parties is accrued and is included on the statement of financial condition in other assets and in accrued expenses and other liabilities. Interest on such transactions when conducted with related parties is accrued and is included on the statement of financial condition in amounts receivable from and payable to related parties.

The following table presents as of October 31, 2024, the gross and net balances of securities borrowed and loaned.

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
	$	$	$	$	$	$
Securities borrowed	696,810	-	**696,810**	**(651,851)**	-	**44,959**

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
	$	$	$	$	$	$
Securities loaned	450,809	-	**450,809**	**(414,026)**	-	**36,783**

(In Thousands of U.S. Dollars)

4. Securities Financing (continued)

The following tables present as of October 31, 2024, security class information related to the gross asset for securities borrowed and the gross liability for securities loaned as well as the remaining maturity of the agreements.

	Securities Borrowed	Securities Loaned
	$	$
Exchange-traded equity securities, funds and real estate investment trusts	**667,850**	**424,039**
Corporate bonds	**21,074**	**18,884**
Supranational bonds	**7,678**	**7,678**
Foreign government agency bonds	**208**	**208**
	696,810	**450,809**

	Overnight and Open	Up to 30 Days	30-90 Days	Greater Than 90 Days	Total
	$	$	$	$	$
Securities borrowed	**696,810**	-	-	-	**696,810**
Securities loaned	**450,809**	-	-	-	**450,809**

5. Pledged Securities Owned and Collateral

The Company pledges certain of its securities owned to collateralize securities financings as well as to meet certain obligations under an agreement with a clearing organization. Pledged securities that can be sold or repledged by the secured party are identified in the statement of financial condition.

As of October 31, 2024, the carrying value of pledged securities owned that can be sold or repledged by the counterparty was as follows:

	$
Securities owned pledged under securities financing transactions	286,991
Securities owned pledged to a clearing organization	281,934
	568,925

Under its securities borrowed agreements, the Company is permitted to sell or repledge the securities received. As of October 31, 2024, the fair value of securities received under securities borrowed transactions amounted to $651,851 of which the Company repledged $403,804 under securities loaned transactions.

(In Thousands of U.S. Dollars)

5. Pledged Securities Owned and Collateral (continued)

The Company received collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of collateral received and the related obligation to return the collateral in the statement of financial condition. As of October 31, 2024, securities received as collateral of $1,280,982 and an obligation to return securities received as collateral of $1,280,982 were reported in the statement of financial condition. Collateral received in connection with these transactions that was subsequently repledged was $1,280,982 (see Note 8) as of October 31, 2024.

6. Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. A portion of these transactions are cleared by NBFI, and the remainder are cleared by the Company.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2024, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive	**67,427**	**33,095**
Receivable from/payable to broker-dealers	**2,717**	**801**
Receivable from clearing organizations	**117**	**-**
	70,261	**33,896**

Securities failed-to-deliver represent the contract value of securities which have not been delivered by the Company on settlement date. Securities failed-to-receive represent the contract value of securities which have not been received by the Company on settlement date.

7. Receivable from and Payable to Customers

As of October 31, 2024, amounts receivable from and payable to customers consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive	**9,453**	**43,785**

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Financial Statements
October 31, 2024
(In Thousands of U.S. Dollars)

8. Related Party Transactions

The Company is involved in securities lending transactions with NBFI and has service agreements in place with NBFI and NBC, and NBC's U.S. branch. The service agreements describe certain services, expense sharing arrangements and other assistance the Company provides to its affiliates as well as describing services and functions provided by those affiliates to the Company.

The following table sets forth the Company's related party assets and liabilities as of October 31, 2024:

	Parent Company	NBFI	NBC	Total
	$	$	$	$
Assets				
Cash	-	-	9,064	9,064
Securities owned and derivatives				
Total return equity swap contracts	-	-	(170)	(170)
Securities borrowed	-	264,134	14,808	278,942
Receivable from broker-dealers and clearing organizations				
Securities failed-to-deliver	-	16,144	-	16,144
Receivable from related parties	-	7	73	80
Income taxes receivable	1,836	-	-	1,836
	1,836	280,285	23,775	305,896
Liabilities				
Bank loan payable to ultimate parent company	60,251	-	(23,980)	36,271
Securities loaned	-	116,382	5,276	121,658
Payable to related parties	-	2,103	5,306	7,409
	60,251	118,485	(13,398)	165,338

As of October 31, 2024, securities received as collateral in the amounts of $1,287,129 and $(6,148) were repledged to NBFI and NBC, respectively, under securities for securities financing transactions.

(In Thousands of U.S. Dollars)

9. Income Taxes

The Company files its U.S. federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Similarly, the Company is included in the combined state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company. The Company's income tax provision is computed based on the U.S. federal statutory rate and the average state and local statutory rates, net of the related federal benefit. The Company's effective tax rate differs from the U.S. federal statutory tax rate primarily as a result of state and local income taxes.

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future periods. Deferred income tax liabilities are recognized for temporary differences that will result in taxable amounts in future periods. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

As of October 31, 2024, the Company had deferred income tax assets totaling $4,910✓, net of deferred income tax liabilities. The Company's deferred income tax assets included an asset, resulting from a foreign tax credit generated by its Canadian branch, of $7,226 which will expire through 2034 if not utilized prior to that date. Management concluded that it is more likely than not that the entire amount of the foreign tax credit carry forward will not be realized in the future carry forward periods. As a result, the Company continues to maintain a valuation allowance against its deferred income tax asset related to the foreign tax credit. There was no change to the valuation allowance during the year ended October 31, 2024.

As of October 31, 2024, the Company had no gross unrecognized tax benefits other than the foreign tax credit.

The Company remains subject to examination for its U.S. federal income tax returns for the years ended October 31, 2018 to 2023 and by New York State for income tax returns for the years ended October 31, 2021 to 2023.

(In Thousands of U.S. Dollars)

10. Operating Lease Right-of-Use Assets and Liabilities

The Company enters into operating leases for office facilities and equipment. FASB ASC 842, “Leases”, requires the Company to recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term.

The following table presents lease related amounts reflected in the statement of financial condition as of October 31, 2024:

	$
Other assets – Operating lease right-of-use assets	**4,985**
Accrued expenses and other liabilities – Operating lease liabilities	**5,664**

The following table presents information about operating lease liabilities as of October 31, 2024:

Year Ending on October 31st of:	$
2025	**1,332**
2026	**1,454**
2027	**1,454**
2028	**1,454**
2029	**242**
Total undiscounted lease payments	**5,936**
Imputed interest	**(272)**
Total operating lease liabilities	**5,664**

Weighted average remaining lease term	**4.3 years**
Weighted average discount rate	**2.39%**

(In Thousands of U.S. Dollars)

11. Contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with FASB ASC 450 "Accounting for Contingencies", when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

In the normal course of business, the Company is or may be subject to regulatory proceedings, including examinations, arising in connection with the conduct of its operations. These matters could result in censures, fines, or other sanctions. The Company is currently subject to regulatory proceedings. The Company, after consultation with legal counsel, would vigorously defend itself in the event of any action stemming from such proceedings. Given the inherent difficulty of predicting the outcome of regulatory proceedings, particularly in cases or proceedings in which substantial or indeterminate damages or fines may be sought, the Company cannot estimate losses or ranges of losses because of the outcome of these proceedings. Matters arising from regulatory proceedings could have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

12. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion.

As a result of the Company starting execution and clearing of customer transactions on a DVP/RVP basis in May, 2024, it has become subject to the full provisions of SEC Rule 15c3-3 (the Customer Protection Rule), and as such, net capital requirements increased from $250 to $1,500.

The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit items as calculated in the reserve formula pursuant to Rule 15c3-3 or $1,500.

As of October 31, 2024, the Company had net capital, as defined, of $530,738, which was $529,238 in excess of its minimum net capital of $1,500.

13. Customer Reserve

The Company is subject to Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934, which requires segregation of cash or qualified securities for the benefit of customers (Customer Reserve). The Customer Reserve is calculated using Formula for Determination of Customer Reserve as promulgated by the Rule.   A broker-dealer that fails to comply with Rule 15c3-3 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion.

As of October 31, 2024, the Company had segregated $30,401,987 in UST to satisfy the reserve requirement of $8,498,562.

14. Share-Based Compensation

Restricted Stock Unit Plan

The Company provides compensation to certain employees in the form of share-based awards. The Parent's share-based compensation plan consists of a restricted stock unit ("RSU") plan. An RSU represents a right that has a value equal to the average closing price of NBC's common share, as published by the Toronto Stock Exchange, over the ten trading days preceding the sixth business day in December. RSUs generally vest evenly over three years, although some RSUs vest on the sixth business day of December of the third year following the award date, i.e., the date on which all RSUs expire. Additional RSUs are credited to the accounts of participants in an amount equal to the dividends declared on NBC's common shares and vest over the same period as the reference RSUs. The RSU plan contains provisions for retiring employees whereby participants may continue vesting units in accordance with the stated terms of the award agreement.

Compensation expense under the RSU plan is recognized over the service period required for employees to become fully entitled to the award.

As of October 31, 2024, the liability related to the RSU plan was $12,894 and was recorded under Compensation related liability on the Statement of Financial Condition.

15. 401(k) Plan

The Company's 401(k) Plan (the "Plan") allows employees to participate after satisfying the requirements of being 21 years of age or older and completing one month of employment. The Company makes matching contributions to the Plan in the amount of 50% of the participant's contribution up to 6% of the participant's compensation.

.

(In Thousands of U.S. Dollars)

16. Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open as of October 31, 2024, and were subsequently settled had no material effect on the financial statements as of that date.

17. Long-term debt

On September 5, 2024, the Company entered into a term loan agreement with NBCFG in the amount of $60 million. The borrower may borrow the total facility amount in one or more borrowings, with a maturity of 20 years from the date the borrowing occurred. The borrower will pay interest at the daily SOFR, payable monthly and on the final date of repayment of the loan.

The Company also has an overnight loan with National Bank of Canada, the ultimate parent, which bears interest at 4.81% per annum with a maturity date of November 12, 2024. This loan auto renews and can be terminated by either party.

.